Exhibit 99.1

AuRico Gold Announces Details for Third Quarter Financial Results and Webcast on November 13, 2012

Toronto: October 22, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) today announced that it will release the Company’s third quarter financial results for the period ended September 30, 2012 before the market opens on Tuesday, November 13, 2012. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, November 13, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

Canada & US Toll Free:	1-888-231-8191
International & Toronto:	1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Third Quarter Results Conference Call.

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow the link below: http://www.newswire.ca/en/webcast/detail/1042473/1132593

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, November 20, 2012 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #35680929
North America Toll Free: 1-855-859-2056	Passcode: #35680929

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/detail/1042473/1132593

Or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State.

AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia, Canada. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations & Communications
AuRico Gold Inc.
+1.647.260.8880

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